Exhibit 99.1

                               CELL KINETICS LTD.
        (an indirect wholly-owned subsidiary of Medis Technologies Ltd.)

CONTACT:
Cell Kinetics Ltd.
Jacob Weiss
Chairman
(212) 935-8484
011-972-8918-8630
                              FOR IMMEDIATE RELEASE

   Cell Kinetics Extends Expiration Date of Rights Offering to January 7, 2008

December 14, 2007 - New York, N.Y. -- Cell Kinetics Ltd., an indirect, wholly-owned subsidiary of Medis Technologies Ltd. (NASDAQ: MDTL), announced today the extension of the expiration date of Cell Kinetics' rights offering (the "Rights Offering") to January 7, 2008 to allow for the completion of certain state securities or "blue sky law" qualifications of the Rights Offering.

Cell Kinetics has distributed to record holders of Medis' outstanding common stock, at no cost, nontransferable subscription rights to purchase up to an aggregate of 3,505,337 of Cell Kinetics' ordinary shares, at a subscription price of $0.30 per share. Record holders of Medis' common stock received one subscription right for every ten shares of Medis' common stock held by them as of the close of business on the record date, which was November 12, 2007. Medis record holders who purchase Cell Kinetics' ordinary shares in the Rights Offering will also receive four year warrants to purchase additional Cell Kinetics ordinary shares, at an exercise price of $0.60 per share, at the rate of one such warrant for every two ordinary shares purchased in the Rights Offering. The Rights Offering was originally scheduled to expire at 5:00 p.m., New York City time, on December 17, 2007.

The new expiration date for the Rights Offering is 5:00 p.m., New York City time, on January 7, 2008, unless extended.

Copies of the prospectus relating to the Rights Offering may be obtained by calling (212) 935-8484. A copy of the prospectus is also available through the SEC's Internet website, located at http://www.sec.gov.

Cell Kinetics intends to commercialize Medis' Cell Carrier, which Cell Kinetics intends to market under the "CKChip(TM)" tradename, and related technology. Cell Kinetics also intends to source, vet and invest in early stage Israeli-based medical device companies.

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This press release shall not constitute an offer to sell or the  solicitation of an offer to buy nor shall there be any sale of such rights or common stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This press release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk and uncertainties, including, but not limited to, the successful completion of product development, the success of product tests, commercialization risk, availability of financing and results of financing efforts. Further information regarding these and other risks is described from time to time in the Company's filings with the SEC.


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